Darren K. DeStefano
(703) 456-8034
ddestefano@cooley.com
June 17, 2011
VIA EDGAR
Mr. Edward Bartz
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Gladstone Investment Corporation Preliminary Schedule 14A filed May 10, 2011 Commission File No. 814-00704
Dear Mr. Bartz:
     On May 10, 2011, Gladstone Investment Corporation (“Gladstone Investment” or the “Company”), filed with the United States Securities and Exchange Commission (the “Commission”) a Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). On May 18, 2011, the Company received oral comments of the Staff of the Division of Investment Management (the “Staff”) related to the Preliminary Proxy Statement (the “Comments”).
     In response to the Comments, the Company has filed with the Commission a Definitive Proxy Statement on Schedule 14A (the “Definitive Proxy Statement”). For your convenience, we have restated the Comments prior to each of our corresponding responses below.
Page 5: QUESTIONS AND ANSWERS ABOUT THIS PROXY MATERIAL AND VOTING — How many votes are needed to approve each proposal?
For Proposal 1, the election of directors, please explain why there is no mention of the impact of an abstention on the voting results.
The Company respectfully submits that under applicable state law, Section 216 of the Delaware General Corporation Law provides that directors shall be elected by a plurality of the vote of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Under Delaware law and in accordance with the Company’s certificate of incorporation and bylaws, there is no concept of abstention with regard to the election of directors. Therefore, stockholders are only entitled to vote “for” or “withhold” a vote for each nominee. Accordingly, the Company has not included any description of the impact of an abstention on voting results for this proposal.
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

June 17, 2011
Page Two
Pages 8 — 11: Proposal 1— Election of Directors
Revise the heading in the last column of the tables on pages 8 through 11 of this section by adding the words “During the Past Five Years” to clarify the period of time for which information is presented.
The Company has made the requested change, as reflected on pages 8 through 11 of the Definitive Proxy Statement.
* * * * * * * *
Pursuant to the Staff’s Comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please direct any further questions or comments concerning the Preliminary Proxy Statement or this response letter to the undersigned at (703) 456-8034 or Christi Novak at (703) 456-8562.
Sincerely,

/s/ Darren K. DeStefano Darren K. DeStefano

cc:	David J. Gladstone
Michael LiCalsi, Esq.
David Watson
Thomas R. Salley
Christina L. Novak
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM